Exhibit 99.107

Nouveau Monde Provides Clarification on a Prior News Release

MONTREAL, May 12, 2021 (GLOBE NEWSWIRE) -- Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) issued a press release on March 11, 2021 (updated on March 13, 2021) (the “Press Release”) and filed a material change report on March 18, 2021 (the “MCR”) announcing the completion of a Front-End Loading engineering analysis (“FEL-1”) for Phase 2 of its large-scale commercial lithium-ion anode material project in Bécancour, Québec (the “LiB Anode Plant”).

The Press Release and the MCR contained information extracted from the FEL-1 prepared by the Company and reviewed and approved by Mr. Alain Mercier, P.Eng, an engineering consultant to the Company, including future-oriented financial information (the “FOFI”) for a period extending beyond December 31, 2022. The FOFI was included to provide the reader with elements of the financial information which the Company used in order to make a decision to move forward with the LiB Anode Plant.

However, according to section 4A.8 of Policy Statement to Regulation 51-102 Respecting Continuous Disclosure Obligations, FOFI should cover a period for which the information can be reasonably estimated and, in many cases, that time period should not go beyond the end of the reporting issuer’s next fiscal year which is December 31, 2022.

Therefore, the Company refiled the Press Release and the MCR on May 12, 2021 without the FOFI and advises investors not to rely on such FOFI made by the Company in the Press Release and the MCR to guide them in their investment decisions.

This news release is issued at the request of the Autorité des marchés financiers (Québec).

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140 jpaquet@nouveaumonde.ca	+1-438-399-8665 clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to the future-oriented financial information derived from the FEL-1 and the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group